UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-39152

Quantum Biopharma Ltd.
(Registrant)

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-276264) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum Biopharma Ltd. (Registrant)

Date: June 2, 2026	By:	/s/ Donal Carroll
Donal Carroll Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated June 1, 2026 – Quantum BioPharma Provides Corporate Update

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